UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

BioScrip, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09069N108

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,688,975 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,688,975 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,688,975 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes (a) 12,088,975 shares of common stock, $0.0001 par value per share (the “Common Shares”) that could be obtained upon conversion of 625,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Shares”) at a purchase price per share of $100.00, (b) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A warrants to purchase Common Shares at a price of $5.295 per share (the “Class A Warrants”), and (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B warrants to purchase Common Shares at a price of $6.595 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 12,087,111 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,087,111 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,087,111 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 9,313,597 Common Shares that could be obtained upon conversion of 481,513 Preferred Shares, (b) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class A Warrants, and (c) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,876,975 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,876,975 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,876,975 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 7,610,599 Common Shares that could be obtained upon conversion of 393,468 Preferred Shares, (b) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class A Warrants, and (c) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,210,136 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,210,136 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,210,136 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 1,702,998 Common Shares that could be obtained upon conversion of 88,045 Preferred Shares, (b) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class A Warrants, and (c) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,688,975 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,688,975 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,688,975 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 12,088,975 Common Shares that could be obtained upon conversion of 625,000 Preferred Shares, (b) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,688,975 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,688,975 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,688,975 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 12,088,975 Common Shares that could be obtained upon conversion of 625,000 Preferred Shares, (b) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is the Common Shares of BioScrip, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Clearbrook Road, Elmsford, New York, New York 10523.

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

(b)	The business address of the Filers is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	The present principal occupation or employment of each of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP and CCP2, which are investment limited partnerships. CC is the General Partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Preferred Shares and Warrants by the Filers and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$39,346,800.00
CCP2	Working Capital	$8,804,500.00
Separate Account	Working Capital	$14,348,700.00

CUSIP No. 09069N108 (Common Stock)

Item 4. Purpose of Transaction.

Securities Purchase Agreement and Warrant Agreement

On March 9, 2015, the Issuer entered into (1) a securities purchase agreement (the “Purchase Agreement”) with CCP, CCP2, and the Separate Account (collectively, the “PIPE Investors”) and (2) a warrant agreement (the “Warrant Agreement”) with the Issuer and the PIPE Investors. Pursuant to the terms of the Purchase Agreement and the Warrant Agreement, the Issuer issued and sold to the PIPE Investors in a private placement (the “Private Placement”) an aggregate of (a) 625,000 Preferred Shares at a purchase price per share of $100.00, (b) 1,800,000 Class A Warrants to purchase Common Shares at a price of $5.295 per share, and (c) 1,800,000 Class B Warrants to purchase Common Shares at a price of $6.595 per share, for gross proceeds of $62.5 million.

The Preferred Shares may be converted into Common Shares. Until stockholder approval in connection to the transactions set forth in the Purchase Agreement (“Stockholder Approval”) is obtained or, in the event Stockholder Approval is not obtained by the Issuer, the Preferred Shares beneficially owned by the holder of Preferred Shares and their respective affiliates may not be converted to the extent that, after giving effect to such conversion, each holder of Preferred Shares and its affiliates would beneficially own, in the aggregate, in excess of 19.99% of the Common Shares outstanding immediately after the conversion.

Dividends of the Preferred Shares are noncumulative and accrue from the date of original issuance at a rate of 8.5% per annum on the liquidation preference then in effect (a “Cash Dividend”). The liquidation preference is equal to $100.00, which may be adjusted from time to time by the accrual of Accrued Dividends (as defined below). If the Issuer does not declare and pay a Cash Dividend, the liquidation preference on the Preferred Shares will be increased to an amount equal to the liquidation preference in effect at the start of the applicable dividend period, plus an amount equal to such then applicable liquidation preference multiplied by 11.5% per annum (an “Accrued Dividend”).

The Issuer is required to obtain Stockholder Approval on or before September 30, 2015. If the Issuer does not do so, the dividend rate with respect to the Cash Dividends and Accrued Dividends will be increased to a rate of 13.5% and 16.5%, respectively.

The rights and terms of the Class A Warrants and the Class B Warrants are identical except that the exercise price for the Class A Warrants is $5.295 per share and the exercise price for the Class B Warrants is $6.595 per share. The Warrants are exercisable for a ten year term and may only be exercised for cash. The Warrants are not immediately exercisable, but will become exercisable upon the (1) earlier of (i) September 9, 2015, or (ii) the date Stockholder Approval is obtained if the Issuer seeks Stockholder Approval on or before September 9, 2015; or (2) the date the Issuer seeks Stockholder Approval, if the Issuer seeks Stockholder Approval after September 9, 2015. Prior to the receipt of Stockholder Approval, the Warrants beneficially owned by the holder of Warrants and their respective affiliates may not be converted to the extent that, after giving effect to such conversion, each holder of Warrants and its affiliates would beneficially own, in the aggregate, in excess of 19.99% of the Common Shares outstanding immediately after the conversion.

The foregoing summary of the Certificate of Designations for Preferred Shares (the “Certificate of Designations”), the Purchase Agreement, and the Warrant Agreement is qualified in its entirety to the Certificate of Designation, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference, the Purchase Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference, and the Warrant Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

The Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors that will, among other things and subject to certain exceptions, require the Issuer, upon the request of the holders of the Preferred Shares to register the common stock of the Issuer issuable upon conversion of the Preferred Shares or exercise of the Warrants. Pursuant to the terms of the Registration Rights Agreement, these registration rights will not become effective until one year after the closing date of the Private Placement and the costs incurred in connection with such registrations will be borne by the Issuer.

CUSIP No. 09069N108 (Common Stock)

The foregoing summary of the Registration Rights Agreement is qualified in its entirety to the Registration Rights Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference.

Appointment of Shackelton as Director

In connection with the entry into the Purchase Agreement, the Issuer appointed Shackelton to its board of directors. Shackelton’s initial term as director will run until the next annual meeting of the Issuer’s stockholders at which directors are elected.

The Filers acquired the Preferred Shares and Warrants for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Preferred Shares and Warrants at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Preferred Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Preferred Shares and Warrants, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Preferred Shares and Warrants or dispose of all Preferred Shares and Warrants beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

The information relating to the beneficial ownership of Common Shares by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 68,636,965 Common Shares outstanding as of February 25, 2015, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2015.

The Filers have not effected any transactions in the Common Shares in the sixty days preceding the date of this filing.

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares or Warrants reported herein.

The information in Items 4 and 6 is incorporated herein by reference.

CUSIP No. 09069N108 (Common Stock)

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares and Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

The information in Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

2	Certificate of Designations for Preferred Shares.

3	Securities Purchase Agreement dated March 9, 2015, by and among the Issuer and the PIPE Investors.

4	Warrant Agreement dated March 9, 2015, by and among the Issuer and the PIPE Investors.

5	Registration Rights Agreement dated March 9, 2015, by and among the Issuer and the PIPE Investors.

CUSIP No. 09069N108 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2015

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Christopher Shackelton	By	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

CHRISTOPHER SHACKELTON		ADAM GRAY

/s/ Christopher Shackelton		/s/ Adam Gray
Christopher Shackelton		Adam Gray